      GENTOR RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The following management's discussion and analysis ("MD&A"), which is dated as of April 29, 2020, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the "Company" or "Gentor") as at and for the financial year of the Company ended December 31, 2019 ("fiscal 2019") in comparison with those as at and for the financial years of the Company ended December 31, 2018 ("fiscal 2018") and December 31, 2017 ("fiscal 2017"), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2019, fiscal 2018 and fiscal 2017 (the "Annual Financial Statements"). As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; activities of the Company (including the Company's ability to secure financing) may be adversely impacted by the continued spread of COVID-19; and the other risks disclosed under the heading "Risk Factors" in the Company's annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

As described in the Going Concern note to the Annual Financial Statements (Note 1), the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.  Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the "Liquidity and Capital Resources" section of this MD&A.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company's only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey at the end of 2017 and is currently evaluating new business opportunities.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$400,000 (US $301,500). Mr. Arnold T. Kondrat ("Mr. Kondrat"), who is Chief Executive Officer, President and a director of the Company, purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000 (US $153,551). Directors and officers of the Company purchased 3,075,000 of the said shares.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US$187,125). Mr. Kondrat purchased 3,000,000 of the said shares.

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable to Gentor pursuant to the terms of the sale by Gentor to Savannah in July 2014 of the Company's properties in Oman (see Gentor's press release dated June 20, 2019 for a description of the said deferred consideration). Savannah is an AIM-listed resource development company.  Under the Settlement Agreement, the Company and Savannah agreed to fully settle the said deferred consideration in exchange for (a) the payment by Savannah to the Company of $100,000 (with $50,000 being payable 30 days from the date of signing the Settlement Agreement and $50,000 being payable six months from the date of signing the Settlement Agreement), and (b) the issuance to the Company by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares). Such shares were subject to a six-month orderly market restriction and had all been disposed of by the Company by December 31, 2019.

Results of Operations

For fiscal 2019, the Company reported a net loss and comprehensive loss of $295,868 ($0.01 per share), as compared to a net loss and comprehensive loss of $40,742 ($0.00 per share) and $314,890 ($0.02 per share) during fiscals 2018 and 2017, respectively. During fiscal 2019, variances in expenses occurred in the expense categories described below as compared to fiscals 2018 and 2017.

Management and consulting fees

For fiscal 2019, the Company has recorded a salary expense for services rendered by Mr. Kondrat (see Employee benefits below) and thus incurred $nil in management fees for Mr. Kondrat, compared to $109,256 incurred during fiscal 2018 and $111,364 incurred during fiscal 2017. Consulting fees for fiscal 2019 were $62,381 as compared to $2,434 and $nil for fiscals 2018 and 2017, respectively. The increase in consulting fees was mainly due to the Company's efforts to seek and evaluate new business opportunities.

Professional fees

Professional fees, which include legal and audit fees, slightly increased to $66,159 during fiscal 2019 compared to $63,111 during fiscal 2018 and $62,871 during fiscal 2017. The increase in professional fees in fiscal 2019 as compared to fiscal 2018 and 2017 was mainly related to increased legal fees.

General and administrative expenses

General and administrative expenses increased to $365,016 during fiscal 2019 as compared to $196,488 during fiscal 2018 and $79,927 during fiscal 2017. The expense items listed below are included in general and administrative expenses:

Travel and promotional

The Company incurred travel and promotional expenses of $22,149 during fiscal 2019 compared to $11,373 during fiscal 2018 and $20,079 incurred during fiscal 2017. The movements in travel and promotional expenses are in accordance with the Company seeking new business opportunities during fiscals 2019 and 2018 and increased promotional activity during fiscal 2019.

Employee benefits

The Company's employee benefits expense increased to $214,828 for fiscal 2019 from $53,770 for fiscal 2018 as compared to $15,852 during fiscal 2017, due to increased personnel being paid out of the Canadian corporate office and the salary expense of Mr. Kondrat (see Management and consulting fees above) during 2019 as compared to fiscals 2018 and 2017.

Other

Other general and administrative expenses incurred during fiscal 2019 include rent expense of $90,761 (2018 - $56,731 and 2017 - $nil); shareholder information expenses of $21,875 (2018 - $48,242 and 2017 - $29,462) and other office expenses of $15,403 (2018 - $26,362 and 2017 - $nil).

Stock-based compensation expense

Stock-based compensation expense was $41,227 for fiscal 2019 as compared to $nil and $nil, respectively for fiscals 2018 and 2017, due to the expense recorded on the stock options issued in 2019.

Foreign exchange loss / gain

The Company recorded a foreign exchange loss of $538 during fiscal 2019 compared to a foreign exchange gain of $21,976 during fiscal 2018 and a foreign exchange loss of $13,681 during fiscal 2017, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Gain on settlement

The gain on settlement of $300,000 related to the settlement with Savannah with respect to the deferred consideration payable to the Company from the disposal of its Oman properties and the value of the Savannah shares received during fiscal 2019 pursuant to this settlement (fiscals 2018 and 2017 - $nil and $nil, respectively).

Realized loss on disposal of investment in shares

The realized loss on disposal of investment in shares was $120,809 for fiscal 2019 (as compared to $nil and $nil, respectively for fiscals 2018 and 2017) and was as a result of the sale of the said Savannah shares during fiscal 2019.

Canadian dollar common share purchase warrants

The gain on Canadian dollar common share purchase warrants was $59,740 during fiscal 2019 compared to a gain of $308,342 during fiscal 2018 and a loss of $33,973 incurred during fiscal 2017. These changes are related to the fair value adjustments for the derivative instruments.

Selected Annual Information

The following financial data is derived from the Company's Annual Financial Statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

	2019 $	2018 $	2017 $

Net loss and comprehensive loss	(295,868)	(40,742)	(314,890)
Net loss and comprehensive loss per share	(0.01)	(0.00)	(0.02)
Total assets	183,352	177,413	217,983
Total current liabilities	713,413	639,958	1,089,479
Total non-current liabilities	-	-	5,358

For fiscal 2019, the Company had a net loss and comprehensive loss of $295,868 compared to a net loss and comprehensive loss of $40,742 in fiscal 2018. The difference is mainly due to higher general and administrative expenses and stock-based compensation expense during fiscal 2019 as compared to fiscal 2018 being offset by the gain on settlement during fiscal 2019 and a lower gain on common share purchase warrants.

For fiscal 2018, the Company had a net loss and comprehensive loss of $40,742 compared to a net loss and comprehensive loss of $314,890 in fiscal 2017. The difference is mainly due to a fair value gain of $308,342 on common share purchase warrants and a lower net loss from discontinued operations for 2018 being offset by increased general and administrative expenses in 2018.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the first quarter of fiscal 2018 to the fourth quarter of fiscal 2019. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The Company's presentation and functional currency is the United States dollar.

	2019	2019	2019	2019
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net income (loss) from continuing operations	$17,342	$(75,538)	$(127,945)	$(109,727)
Net income (loss) from continuing operations per share	$0.00	$(0.00)	$(0.00)	$(0.00)
Net (loss) income	$(163,998)	$105,802	$(127,945)	$(109,727)
Net (loss) income per share	$(0.00)	$0.00	$(0.00)	$(0.00)

	2018	2018	2018	2018
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net income (loss) from continuing operations	$(85,728)	$(84)	$(98,625)	$143,868
Net income (loss) from continuing operations per share	$(0.00)	$(0.00)	$(0.00)	$0.01
Net (loss) income	$(85,901)	$(84)	$(98,625)	$143,868
Net (loss) income per share	$(0.00)	$(0.00)	$(0.00)	$0.01

The Company reported a net loss of $163,998 during the fourth quarter of 2019 compared to net income of $105,802 during the third quarter of 2019. The net loss was mainly due to higher professional fees and stock-based compensation expense being incurred and the realized loss on disposal of the investment in shares of $120,609 being recognized in the fourth quarter of 2019 as compared to the third quarter of 2019. The gain on disposal of $181,340 with respect to the discontinued operation in the third quarter of 2019 was reclassified to the gain on settlement in the fourth quarter of 2019 and a further gain on settlement of $118,660 was also recognized in the fourth quarter of 2019.

The Company reported net income of $105,802 during the third quarter of 2019 compared to a net loss of $127,945 during the second quarter of 2019. The net income was mainly due to the recognition of a gain of $181,340 with respect to the Oman discontinued operations, as well as lower consulting costs and general and administration costs being incurred in third quarter as compared to the second quarter of 2019.

The Company reported a net loss of $127,945 during the second quarter of 2019 compared to a net loss of $109,727 during the first quarter of 2019. The increase in the net loss was mainly due to higher management and consulting fees of $35,386 during the second quarter of 2019 compared to $1,524 during the first quarter of 2019. This was offset by lower general and administrative expenses of $94,508 during the second quarter of 2019 compared to $115,670 during the first quarter of 2019.

The Company reported a net loss of $109,727 during the first quarter of 2019 compared to a net loss of $85,901 during the fourth quarter of 2018. The increase in the net loss was mainly due to higher general and administrative expenses of $115,670 during the first quarter of 2019 compared to $77,892 during the fourth quarter of 2018.

The Company reported a net loss of $85,901 during the fourth quarter of 2018 compared to a net loss of $84 during the third quarter of 2018. The increase in the net loss was mainly due to higher general and administrative expenses of $77,892 during the fourth quarter of 2018 compared to $23,795 during the third quarter of 2018.

The Company reported a net loss of $84 during the third quarter of 2018 compared to a net loss of $98,625 for the second quarter of 2018. The change in results was related mainly to a gain of $51,900 on the fair value adjustment of the common share purchase warrants for the third quarter of 2018 compared to a loss of $15,357 for such adjustment recorded during the second quarter of 2018.

The Company reported a net loss of $98,625 during the second quarter of 2018 compared to net income of $143,868 for the first quarter of 2018. The change in results was related mainly to a loss of $15,357 on the fair value adjustment of the common share purchase warrants for the second quarter of 2018 compared to a gain of $212,574 for such adjustment recorded during the first quarter of 2018.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company's cash balance at December 31, 2019 was $1,034 as compared to $6,054 at December 31, 2018. The decrease was due to $271,336 of cash utilized by operating activities during the year ended December 31, 2019 being offset by $187,125 cash received from the May 2019 private placement and the $79,191 cash received from the proceeds of the disposal of the investment in shares.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$400,000 (US $301,500). Mr. Kondrat purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000 (US $153,551). Directors and officers of the Company purchased 3,075,000 of the said shares.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US$187,125). Mr. Kondrat purchased 3,000,000 of the said shares.

Reference is also made to the disclosure under "General" above with respect to the Settlement Agreement entered into by Gentor with Savannah in June 2019 relating to the settlement of certain deferred consideration payable to Gentor.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such property.

Exploration and Evaluation Expenditures

Due to the discontinuance of the Turkey operation in the fourth quarter of 2017, exploration and evaluation expenditures were reduced to $nil for the year ended December 31, 2019 (year ended December 31, 2018 - $173; year ended December 31, 2017 - $13,031). The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscals 2018 and 2017 for the Karaburun project in Turkey;

	For the year ended
	December 31,	December 31,	December 31,
	2019	2018	2017
Expenses
Professional fees	-	-	2,149
General and administrative expenses	-	-	10,867
Impairments	-	-	295
Depreciation and amortization	-	-	24
Net operating loss	-	-	(13,335)
Foreign exchange (loss) gain	-	(173)	304
Net loss from discontinued operations	-	(173)	(13,031)

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As of April 29, 2020, the Company had outstanding 38,906,742 common shares and 1,040,000 stock options. In November 2019, 5,000,000 common share purchase warrants of the Company expired unexercised.

Related Party Transactions

As of December 31, 2019, an amount of $222,091 (December 31, 2018 - $97,856) was owed to Mr. Kondrat, which includes salary and management fees in arrears and advances.

As of December 31, 2019, an amount of $116,020 (December 31, 2018 - $156,830) was owed to the Company by Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

During fiscal 2019, the Company adopted Accounting Standard Update ("ASU") 2018-07 "Compensation-Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting". The adoption of this ASU did not have any material impact on the Company's Annual Financial Statements.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2019.  For fiscal 2019, there were no updates that are applicable or are consequential to the Company.

Significant Accounting Estimates

The preparation of the Company's Annual Financial Statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company's Annual Financial Statements include the following:

Mineral properties and exploration costs

Exploration costs pertaining to any mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company remains in the exploration stage and has not yet realized any revenue from operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recognized impairment losses were recorded during fiscals 2019, 2018 or 2017

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to $nil as at December 31, 2019.

Accounting Standards Codification 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2019 the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock-based compensation

The Company has a stock option plan, which is described in note 8(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight-line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at December 31, 2019, the Company estimates that all the outstanding options previously granted will vest.

Fair value of financial instruments

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.  For the years ended December 31 2019, 2018 and 2017, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

At December 31, 2019 and December 31, 2018, the carrying values of the Company's cash, accounts receivable, due from or to related parties, advances receivable, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2019. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2019.

Canadian
Dollars
Cash	$1,236
Accounts payable	(356,118)
Total foreign currency working capital	(354,882)
US$ exchange rate at December 31, 2019	0.7699
Total foreign currency net working capital in US$	(273,223)
Impact of a 10% strengthening of the US$ on net loss	(27,322)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

Since December 31, 2019, the COVID-19 pandemic is causing a widespread health crisis that has affected economies and financial markets around the world resulting in an economic downturn. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results, including the Company's ability to secure financing; however, the impact could be material.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company's only project).  The Company relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017 and is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms (the continued spread of COVID-19 may also adversely impact the ability of the Company to identify and acquire a suitable asset or business). Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction.  The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant, and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).